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SEC FILE NUMBER
8-43303

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 AND ENDING 09/30/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L.M. Kohn & Company

SEC Mail Processing
NOV 25 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10151 Carver Rd., Ste 100
(No. and Street)

Cincinnati	OH	45242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry M. Kohn	(513) 792-0301 x204	larryk@lmkohn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Rd., Ste 150	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)

11-17-2009	3876
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L.M. Kohn & Company, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

CARA L KIMMERLY
Notary Public
State of Ohio
My Comm. Expires
September 23, 2028

Signature: [signature]

Title:
CEO Larry M. Kohn

Cara R. Kimmerly

Notary Public

SEC Mail Processing

NOV 25 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

L. M. KOHN & COMPANY

Financial Statements

September 30, 2024

With Report of Independent Registered Public Accounting Firm

L. M. KOHN & COMPANY

REPORT CONTENTS

September 30, 2024

****

****

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of L.M. Kohn & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.M. Kohn & Company as of September 30, 2024, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.M. Kohn & Company's management. Our responsibility is to express an opinion on L.M. Kohn & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to L.M. Kohn & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information for Possession of Control Requirements under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of L.M. Kohn & Company's financial statements. The supplemental information is the responsibility of L.M. Kohn & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as L.M. Kohn & Company's auditor since 2024.
Cincinnati, OH
November 20, 2024

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2024

ASSETS	
Cash and Cash Equivalents	$ 5,315,175
Deposits with Clearing Organizations	25,000
Receivables –	
Clearing Organizations and Broker-Dealers	405,634
Advisory Customers	145,948
Registered Representatives	19,929
Total Receivables	571,511
Federal Tax Deposit	239,789
Prepaid Expenses	59,752
Property, Equipment – Net	19,545
Intangibles Client List - Net	908,209
Right of Use Asset	468,317
Other Assets	8,618
TOTAL ASSETS	7,615,916
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Commissions Payable	326,952
Other Liabilities	149,990
Lease Liability	473,419
Note Payable	485,896
TOTAL LIABILITIES	1,436,257
SHAREHOLDERS' EQUITY	
Common Stock; No Par Value, 100 Shares Authorized, Issued and Outstanding	5,000
Contributed Capital	3,000
Retained Earnings	6,171,659
TOTAL SHAREHOLDERS' EQUITY	6,179,659
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,615,916

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the Year Ended September 30, 2024

REVENUE	
Management and Advisory Income	$ 15,541,408
12b-1 Fees and Asset Based Income	3,999,352
Commission Income	2,440,398
Other Revenue	1,739,991
Gain on Securities Sold	74,481
Interest Income	222,319
TOTAL REVENUE	24,017,949
EXPENSES	
Commissions	15,238,444
Employee Compensation and Benefits	3,591,376
Selling, General and Administrative Expenses	948,704
Technology	680,468
Licenses and Fees	244,026
Occupancy	231,060
Insurance and Bond	166,339
TOTAL EXPENSES	21,100,417
NET INCOME	2,917,532

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDERS' EQUITY

For the Year Ended September 30, 2024

	Common Stock	Contributed Capital	Retained Earnings	Total Shareholders' Equity
Balance – October 1, 2023	$ 5,000	$ 3,000	$ 5,579,127	$ 5,587,127
Net Income	-	-	2,917,532	2,917,532
Distributions to Shareholders	-	-	(2,325,000)	(2,325,000)
Balance – September 30, 2024	5,000	3,000	6,171,659	6,179,659

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,917,532
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:	
Gain on Sale of Securities	(74,481)
Depreciation and Amortization Expense	178,505
ROU Asset Amortization	3,484
Imputed Interest	23,615
Investment Maturities	930,405
Changes in Assets and Liabilities:	
Decrease in Deposits	20,201
Decrease in Receivables	3,044
Increase in Commissions Payable	10,257
Decrease in Other Liabilities	(5,368)
NET CASH FLOWS FROM OPERATING ACTIVITIES	4,007,194
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Shareholders	(2,325,000)
Payments on Note Payable	(250,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,575,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,432,194
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,882,981
CASH AND CASH EQUIVALENTS AT END OF YEAR	5,315,175
SUPPLEMENTAL CASH FLOW INFORMATION	
CASH PAID FOR TAXES	$ -
CASH PAID FOR INTEREST	-
RIGHT OF USE ASSET OBTAINED	88,982

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

NOTES TO FINANCIAL STATEMENTS

For the Year Ended September 30, 2024

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. By acting as a securities broker-dealer for independent registered investment representatives, the Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES –
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION –
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue represents sales commissions generated by the advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission or 12b-1 fees and asset-based revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, the consideration is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the investment holdings value can be determined.

Management and advisory revenue represent fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, and performs administrative services for these accounts. This series of performing obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence or unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors can assist the Company in performing its obligations.

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, contract and licensing fees, and other miscellaneous revenues.

Revenue recognized at point in time totaled $2,739,286 and revenue recognized over time totaled $20,981,863.

CASH AND CASH EQUIVALENTS –
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

DEPOSITS WITH CLEARING ORGANIZATIONS –
The Company is required to maintain a deposit with each of its clearing organizations, which allows the company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES –
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Certain advances are made periodically to registered representatives that are non-interest bearing. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2024.

PROPERTY AND EQUIPMENT –
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line method.

INTANGIBLES –
Intangibles consist of a Client List purchased December 16, 2022. The list is being amortized on a straight-line basis over the estimated useful life of seven years. The Client List is reviewed annually for any impairments and there were no impairment indicators at September 30, 2024.

COMMISSIONS PAYABLE –
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

INCOME TAXES –
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

RIGHT OF USE ASSET –
Effective October 1, 2019 the Company adopted updated accounting guidance on leases which requires right-of-use ("ROU") assets and lease liabilities to be recorded on the balance sheet for leases. The guidance specifies that at the inception of a contract, an entity must determine whether the contract is or contains a lease. The contract is or contains a lease if the contract conveys the right to control the use of the property, plant, or equipment for a designated term in exchange for consideration. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement.

The Company has operating leases that primarily relate to real property. As a practical expedient, the Company has elected to not capitalize leases with a term of 12 months or less without a purchase option that it is likely to exercise. Also, as a practical expedient for disclosure, the Company has elected to not separate lease and non-lease components on operating leases.

Lease components are payment items directly attributable to the use of the underlying asset, while non-lease components are explicit elements of a contract not directly related to the use of the underlying asset, including pass through operating expenses such as common area maintenance, real estate taxes and utilities.

ROU assets and lease liabilities are recognized on the Statement of Financial Position at the present value of the future lease payments over the life of the lease term. As implicit rates for leases are not determinable, the Company uses discount rates based on incremental borrowing rates, on a collateralized basis, for the respective underlying assets, for terms similar to the respective leases. Lease costs are included as Occupancy expense in the Statement of Income. Fixed base payments on operating leases paid directly to the lessor are recorded as lease expense on a straight-line basis. Related variable payments based on usage, changes in an index or market rate are expensed as incurred.

NOTE 2 – PROPERTY AND EQUIPMENT

Fixed assets consist of the following at September 30, 2024:

Furniture and Fixtures	$ 101,857
Equipment	67,672
Leasehold Improvements	11,450
Total	180,979
Accumulated Depreciation and Amortization	161,434
Property and Equipment – Net	19,545

Depreciation and amortization expense totaled $4,129 for this fiscal year ended September 30, 2024.

NOTE 3 – INTANGIBLES

Intangibles consist of the following:

Client Lists	$1,220,633
Accumulated Amortization	(312,424)
Intangibles – Net	908,209

Amortization expense totaled $174,376 for the fiscal year ended September 30, 2024. Future annual amortization will be $174,376.

NOTE 4 – LEASES

The Company has entered into two non-cancellable operating lease agreements for office space that expires in September 2026 and May 2028. Rental expense under the agreements totaled $231,060 for the year ended September 30, 2024. The Company leases other storage on a month-to-month basis. Right of use assets in exchange for lease liabilities totaled $88,982 for the year ended September 30, 2024. Future minimum rental payments under non-cancellable operating leases as of September 30, 2024 are as follows:

2025	156,301
2026	158,488
2027	114,551
2028	77,374
Total	506,714
Less Imputed Interest	(33,295)
Total Lease Liabilities	473,419

Because we generally do not have access to the rate implicit in the lease, we utilized our incremented borrowing rate of 4.0% and 3.94% as the discount rate. The weighted average remaining lease term is two years and weighted average discount rate is 3.97%.

NOTE 5 – SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claim of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 6 – NOTE PAYABLE

The company entered into a Note Payable due D.L. Baker & Co., Inc. dated December 16, 2022. The note has no stated interest rate and is due January 6, 2026, the note was discounted at 4%. Future discounted payments are as follows:

2025	238,555
2026	247,341
Total	485,896

The full amount of the note at September 30, 2024 was $500,000. Interest expense for the year ended September 30, 2024 was $23,616.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2024, the Company had net capital as computed under Rule 15c3-1, of $4,711,216 which was $4,646,686 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $967,940 as of September 30, 2024, and the ratio of aggregate indebtedness to net capital, as defined, was .21 to 1.

NOTE 8 – RETIREMENT PLAN

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $72,888 in the year ended September 30, 2024.

NOTE 9– EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(1) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, claims exemption from the requirements of Rule 15c3-3.

NOTE 10 – FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments. Cash deposits from time to time may exceed federally insured limits.

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 11 – CONTINGENCIES

The Company is subject to various litigation and regulatory matters. It is the opinion of management that the outcome of these proceedings typically has no material adverse effect on the financial position of the Company.

NOTE 12 – ASSET PURCHASE AGREEMENT

The company acquired assets from D.L. Baker & Co., Inc. in December 2022 for a purchase price of $1,300,000. There is a potential bonus payment to the seller of $300,000 if certain conditions are met on November 30, 2026. Due to the uncertainty of payment, no liability has been recorded at September 30, 2024. Consideration paid was $1,300,000 less imputed interest of $59,369 resulting in a note payable of $1,240,633. The purchase was recorded as follows:

Property and Equipment	$20,000
Intangibles	1,220,633
Right of Use Asset	75,575
Lease Liability	(75,575)
Total	1,240,633

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2024, and through November 20, 2024, the date the financial statements were available to be issued for the purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT of 1934
At September 30, 2024

NET CAPITAL	
Total Shareholders' Equity	$ 6,179,659
Deduct – Shareholders' Equity not Allowable for Net Capital	-
Total Shareholders' Equity Qualified for Net Capital	6,179,659
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	-
Other (Deductions) or Allowable Credits	-
Total Capital and Allowable Subordinated Liabilities	6,179,659
Deductions and/or Charges –	
Non-Allowable Assets:	
Receivables Greater than 30 Days	3
Other Receivables	78,112
Advisory Fees and 12B-1 Receivables above Net Payables	28,183
Receivables from Registered Representatives	19,929
Federal Tax Deposit	239,789
Property and Equipment, Net	19,545
Intangibles – Net	908,209
Prepaid Expenses and Other Assets	68,370
Net Capital before Haircuts on Securities Positions	4,817,519
Haircuts on Securities [Computed, where Applicable, Pursuant to Rule 15c301(f)]	
Trading and Investment Securities:	
Money Market Investments	106,303
NET CAPITAL	4,711,216
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Commissions Payable	326,952
Other Liabilities	149,990
Net Lease Liability in Excess of Right of Use Assets	5,102
Note Payable	485,896
Total	967,940
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Greater of 6 2/3 % of Aggregate Indebtedness or $50,000:	
6 2/3% of Aggregate Indebtedness	64,530
Minimum Dollar Net Capital Requirement	50,000
Excess Net Capital	4,646,686
Excess Net Capital at 120% of Minimum Net Capital	4,633,780
Ratio of Aggregate Indebtedness to Net Capital	.21 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17A-5 at September 30, 2024.

See Report of Independent Registered Public Accounting Firm.

L.M. KOHN & COMPANY

SCHEDULES II and III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

At September 30, 2024

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) and (k)(2)(ii) of the Rule.

Flynn & Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Shareholders
L.M. Kohn & Company
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) L.M. Kohn & Company ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.
Cincinnati, OH
November 20, 2024

L.M. KOHN & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF MANAGEMENT'S EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

L.M. Kohn & Company the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1) and (2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

L.M. Kohn & Company

I, Larry M. Kohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer

November 20, 2024